Exhibit (a)(1)(i)

Cover Letter to Offer to Purchase and Letter of Transmittal

SEG Partners Long/Short Equity Fund

If you do not want to sell your shares at this time, please disregard this notice. This is simply notification of the Fund's tender offer.

October 2, 2025

Dear SEG Partners Long/Short Equity Fund Shareholder:

We are writing to inform you of important dates relating to a tender offer by SEG Partners Long/Short Equity Fund (the “Fund”). If you are not interested in having the Fund repurchase some or all of your shares of beneficial interest of the Fund (the "Shares") valued as of December 31, 2025, please disregard this notice and take no action.

The tender offer period will begin on October 2, 2025 and will end at 11:59 p.m., Eastern Time, on October 31, 2025, at which point the tender offer will expire. The purpose of the tender offer is to provide liquidity to Shareholders of the Fund. Shares can be redeemed by means of a tender offer only during one of the Fund's announced tender offers. There can be no assurance that the Fund will be able to repurchase all the Shares that you tender even if you tender all the Shares that you own.

Should you wish to tender all or some of your Shares during this tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) to the Fund's Administrator, U.S. Bank Global Fund Services ("USBGFS") no later than October 31, 2025, either by mail or by fax, or work with your registered investment advisor, broker-dealer or other intermediary (collectively “Investment Advisor”) to convey the Letter of Transmittal to USBGFS. If you do not wish to have all or some of your Shares repurchased, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO HAVE ANY OF YOUR SHARES REPURCHASED.

If you elect to tender, please confirm receipt of the Letter of Transmittal by USBGFS by calling the Fund at (212) 475-8335 or working with your Investment Advisor to contact USBGFS. Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting USBGFS, whether sent directly or through your Investment Advisor, to confirm receipt. If you fail to confirm receipt of your Letter of Transmittal by USBGFS, there can be no assurance that your tender has been received by the Fund.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call the Fund at (212) 475-8335.

Sincerely,

SEG Partners Long/Short Equity Fund

1